January 16, 2025

Zikang Wu
Chief Executive Officer
Maywood Acquisition Corp.
Genesis Building, 5th Floor
Genesis Close
PO Box 446
Cayman Islands, KY1-1106

       Re: Maywood Acquisition Corp.
           Registration Statement on Form S-1
           Filed December 30, 2024
           File No. 333-284082
Dear Zikang Wu:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed December 30, 2024
Risk Factors
The nominal purchase price paid by our sponsor for the founder shares..., page
70

1. We note your revised disclosure that the calculation excludes rights, which are contingent instruments. Please further explain why the rights are excluded. In this regard, your disclosures indicate that the calculation reflects the implied value of your
       Class A ordinary shares upon completion of your business combination and it would appear that shares issuable pursuant to the rights are no longer contingent upon the completion of your business combination.
 January 16, 2025
Page 2
Dilution, page 88

2.     We note your disclosure that    Such calculation does not reflect any
dilution associated
       with the sale and conversion of rights, including the private units, which would cause
       the actual dilution to the public shareholders to be higher.    Please
further clarify this
       statement. In this regard, we note that your dilution calculations do include the Class
       A ordinary shares underlying the rights. Clarify how reflecting the sale and conversion of rights in your calculation would cause actual dilution to the public shareholders to be higher and quantify the amount. Revise your disclosures accordingly.
3. Please revise your disclosures to clarify the date of your dilution calculations.
Balance Sheet as of September 30, 2024, page F-15

4. Please revise to mark the financial statements and related footnotes as being unaudited.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-
3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Jeffrey Gallant